VIA EDGAR

October 5, 2023

Joshua Gorsky and Laura Crotty

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 12, 2023 File No. 333-268934

Dear Mr. Gorsky and Ms. Crotty:

On behalf of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated April 21, 2023, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on April 12, 2023. Where applicable, we make reference to the Company’s Third Amendment to its Registration Statement on Form S-1 filed with the Commission on October 5, 2023 (the “Amendment”). Capitalized terms not defined herein have the meanings ascribed to them in the Amendment.

Cover Page

Comment 1:

Please revise the fourth paragraph of the coverpage, as applicable, to clarify that the reset provision is based on the price that your shares will be sold in your best efforts offering as opposed to the price in “this offering.”

Response:

In response to the Staff’s comment, please note that as a result of the passage of time and the Company’s various corporate activities since the Company’s Second Amendment to its Registration Statement on Form S-1 filed on April 12, 2023, it is our position that this comment no longer applies to the Amendment.

General

Comment 2:

We note your response to prior comment 4 and your revised disclosure on page 60 regarding the interaction between this registration statement and your other “contemplated offering,” the proceeds of which will be used to redeem the PIPE Shares at 120% of the issue price. We reissue our comment in part. Please carry this disclosure throughout the prospectus in all places in which you discuss the potential profit per PIPE share.

Response:

In response to the Staff’s comment, please note that as a result of the passage of time and the Company’s various corporate activities since the Company’s Second Amendment to its Registration Statement on Form S-1 filed on April 12, 2023, it is our position that this comment no longer applies to the Amendment.

Any questions regarding the contents of this letter or the Amendment should be addressed to the undersigned at (212) 908-3946.

Sincerely,

October 5, 2023	/s/ Todd Mason
Todd Mason

Cc:	Stephen C. Glover, ZyVersa Therapeutics, Inc. Faith Charles, Thompson Hine LLP